Exhibit 11

Horace Mann Educators Corporation

Computation of Net Income per Share (Unaudited)

For the Three and Nine Months Ended September 30, 2014 and 2013

(Amounts in thousands, except per share data)

	Three Months Ended		Nine Months Ended
	September 30,		September 30,
	2014	2013	2014	2013

Basic:

Net income	$25,357	$23,599	$74,175	$76,606
Weighted average number of common shares during the period	41,514	40,001	41,353	39,767

Net income per share – basic	$0.61	$0.59	$1.79	$1.93

Diluted:

Net income	$25,357	$23,599	$74,175	$76,606
Weighted average number of common shares during the period	41,514	40,001	41,353	39,767
Weighted average number of common equivalent shares to reflect the dilutive effect of common stock equivalent securities:
Stock options	150	459	148	356
Common stock units related to deferred compensation for Directors	-	117	-	117
Common stock units related to deferred compensation for Employees	69	111	69	111
Restricted common stock units related to incentive compensation	586	1,044	585	1,012
Total common and common equivalent shares adjusted to calculate diluted earnings per share	42,319	41,732	42,155	41,363

Net income per share – diluted	$0.60	$0.57	$1.76	$1.85